UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   BRENNAN, EDWARD A.
   SEARS, ROEBUCK & CO.
   400 N. MICHIGAN
   SUITE 400
   CHICAGO, IL  60611
2. Issuer Name and Ticker or Trading Symbol
   Formerly Dean Foods Company (Cusip #242361-10-3)
   now Dean Holding Company
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/31/01
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
FORMER DEAN FOODS COMPANY C|12/21/|U   | |1500              |D  |(1)        |0                  |D     |                           |
OMMON STOCK                |01    |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Non-Qualified Stock Op|29.00   |12/21|U   | |3000       |D  |10/1/|10/1/|Common Stock|3000   |       |0           |D  |            |
tion                  |        |/01  |    | |           |   |97(2)|06   |            |       |       |            |   |            |
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Non-Qualified Stock Op|39.00   |12/21|U   | |3000       |D  |5/28/|5/28/|Common Stock|3000   |       |0           |D  |            |
tion                  |        |/01  |    | |           |   |98 (2|07   |            |       |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
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Non-Qualified Stock Op|49.43   |12/21|U   | |3000       |D  |6/1/9|6/1/0|Common Stock|3000   |       |0           |D  |            |
tion                  |        |/01  |    | |           |   |9(2) |8    |            |       |       |            |   |            |
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Non-Qualified Stock Op|37.31   |12/21|U   | |3000       |D  |6/1/0|6/1/0|Common Stock|3000   |       |0           |D  |            |
tion                  |        |/01  |    | |           |   |0(2) |9    |            |       |       |            |   |            |
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Non-Qualified Stock Op|31.75   |12/21|U   | |3000       |D  |6/1/0|6/1/1|Common Stock|3000   |       |0           |D  |            |
tion                  |        |/01  |    | |           |   |1(3) |0    |            |       |       |            |   |            |
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Deferred Compensation |        |12/21|U   | |7697.88    |D  |(4)  |n/a  |Common Stock|7697.88|       |0           |D  |            |
Plan                  |        |/01  |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Exchanged pursuant to merger agreement between issuer and Suiza Foods Corporation in exchange for 0.429 shares of new Dean Foods
Cmopany common stock (Cusip #242-370-10-4) and $21.00 per share in cash.
(U) Options converted in connection with the Merger into non-qualified stock options for new Dean Foods Company stock on a 1 to .752 basis on the same terms.
(2) 25% exercisable each successive anniversary grant date; date first exercisable.
(3) 33% exercisable each successive anniversary grant date; date first exercisable.
(4) Distribution in cash upon retirement from former Dean Foods Company Board of Directors